Exhibit 99.13

Fire & Flower Announces Home Delivery in the Province of Ontario through the Hifyre Digital Retail Platform

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, April 15, 2020 /CNW/ - Fire & Flower Holdings Corp. (“FFHC”) (TSX: FAF) and its wholly-owned subsidiary Fire & Flower Inc. (“Fire & Flower” or the “Company”), today announced that its stores in Ottawa and Kingston, Ontario will offer online ordering, payment and home delivery through the Spark Rapid Delivery service available through Spark Perks™.

Customers in Ontario are able to begin placing orders for online delivery starting Wednesday, April 15, 2020 with deliveries beginning on Thursday, April 16. Online delivery will be provided to customers in the core urban areas of Ottawa and Kingston. Delivery on orders over $50.00 will be provided free of charge to customers. Details on the free home delivery service is available on the Fire & Flower website at www.fireandflower.com.

The Government of Ontario announced an emergency order that was approved by the provincial cabinet on April 7, 2020 that allows cannabis retail stores to safely operate through online, curbside pickup and home delivery services for the duration of the emergency order on business closures in relation to COVID-19.

“Fire & Flower is grateful for the opportunity to demonstrate how private retail can provide best-in-class home delivery services in a safe and responsible manner to cannabis consumers during the current public health crisis,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “Ensuring that residents of Ontario have access to safe, legal cannabis is key to eliminating the illegal, unregulated market and is a positive step in protecting public health. The Hifyre digital retail platform’s ability to rapidly adapt to changes in customer service is a key differentiator in maintaining continuity of business for Fire & Flower.”

Customers are also able to shop at Fire & Flower in Ontario and Saskatchewan through curbside pickup offered within the Spark Fastlane™ service. Fire & Flower has already proven its successful deployment of curbside pickup and delivery services in the province of Saskatchewan and stands poised to offer these services in other provinces, as regulations permit.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and Spark PerksTM program connect cannabis consumers with the latest cannabis products, and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns (directly or indirectly) cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc. (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of FFHC at the date the statements are made based on information then available to the Company. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of FFHC, which may cause FFHC’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct.

FFHC assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

Fire & Flower Deliver - (c) 2020 Fire & Flower Holdings Corp. (CNW Group/Fire & Flower Holdings Corp.)

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 15-APR-20